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                                                                       EXHIBIT 1




               WANG GLOBAL AND OLIVETTI FINALIZE OLSY TRANSACTION

BILLERICA, Mass. - (March 18, 1998) - Wang (NASDAQ: WANG), Wang Global, announced today that it has completed the previously announced purchase of Olsy, the wholly-owned information technology (IT) solutions and service subsidiary of Olivetti S.p.A.

The transaction is valued at approximately 700 billion lire ($390 million). Coincident with the acquisition, Wang Global also finalized a $500 million multi-currency revolving credit facility, designed to support the development of the combined company. Bankers Trust Company acted as Agent. National Westminster Bank PLC and a unit of Lehman Brothers Inc. were Co-arrangers.

     ABOUT WANG GLOBAL

     Headquartered in Billerica, Massachusetts, Wang Global is a leading international network and desktop integration and services company providing a comprehensive range of information technology services for today's network-centric business environments. With annualized revenues in excess of $3.0 billion, Wang Global designs, installs, operates and maintains global computing and telecommunications networks for some of the world's largest multinational companies. Services include systems architecture design, installation, warranty, help desk, maintenance, software support, and management of enterprise networks to the desktop. Wang Global integration services provide business



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solutions primarily for the banking industry as well as defense and civilian government agencies. Wang Global employs more than 21,000 professionals and has subsidiaries and affiliates in over 40 countries. Information about Wang Global and its services can be found on the World Wide Web at www.wang.com.


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         This press release contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are changes in the mix of the company's services business, competitive pressures, general economic conditions and the risk factors detailed in the company's periodic reports and registration statements filed with the Securities and Exchange Commission.